UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   ___________

                                SCHEDULE 14D-9/A
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                   ___________

                              NET PERCEPTIONS, INC.
                            (Name of Subject Company)

                              NET PERCEPTIONS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    64107U101
                      (CUSIP Number of Class of Securities)
                                   ___________

                               Thomas M. Donnelly
                                    President
                              Net Perceptions, Inc.
                            7700 France Avenue South
                             Edina, Minnesota 55435
                                 (952) 842-5000

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)

                                 With a copy to:
                               Kent A. Coit, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-4800

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 31, 2003 (the "Schedule 14D-9"), by Net Perceptions, Inc., a Delaware corporation ("Net Perceptions") relating to the exchange offer made by Obsidian Enterprises Inc. ("Obsidian"), as set forth in a Tender Offer Statement filed with the Commission by Obsidian on Schedule TO, dated December 15, 2003, as amended by Amendment No. 1 filed December 17, 2003 and Amendment No. 2 filed on December 23, 2003 (the "Schedule TO"), and the related Registration Statement on Form S-4, as amended, to exchange 1/25th of a share of Obsidian common stock for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


Item 7.  Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The press release issued by Net Perceptions on January 9, 2004, attached to this
Schedule 14D-9 as Exhibit 11, is incorporated by reference herein.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit           Description

11                Press release of Net Perceptions issued on January 9, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certificates that the information set forth in this statement is true, complete and correct.

                                       NET PERCEPTIONS, INC.


                                       By   /s/  Thomas M. Donnelly
                                         -------------------------------------
                                          Thomas M. Donnelly
                                          President and Chief Financial Officer

                                       Dated: January 9, 2004

                                  EXHIBIT INDEX

Exhibit           Description

11                Press release of Net Perceptions issued on January 9, 2004.

                                                               Exhibit 11

Contact:
Tom Donnelly
President and Chief Financial Officer
Net Perceptions, Inc.
952-842-5400
tdonnelly@netperceptions.com


               Net Perceptions Announces Procedures For Submission
                     of Best and Final Acquisition Proposals


MINNEAPOLIS - Net Perceptions, Inc. (Nasdaq: NETP) today announced that, in light of the continuing interest expressed by various parties in a possible acquisition of or other change of control transaction with Net Perceptions, and in an effort to finally determine in a cost-effective manner which, if any, of such possible acquisition or other transactions is reasonably likely to provide higher realizable value to stockholders than implementing its previously announced plan of complete liquidation and dissolution, it is establishing the following procedures:

o No later than 5:00 p.m., Eastern standard time, on Monday, January 19, 2004, a proposed definitive agreement containing all the terms and conditions of a potential acquiror's best and final offer must be submitted to Candlewood Partners, LLC, the Company's financial advisor, by email transmission to Glenn C. Pollack at gcp@candlewoodpartners.com. If any portion of the proposed consideration is in the form of cash, the proposed acquirer must provide detailed evidence of the source and availability of such cash.

o After reviewing any proposed definitive agreements submitted, the Company's board of directors will determine, in light of the totality of the benefits, costs and risks reflected in such agreements, including any purchase price adjustment contingencies, material closing conditions and termination provisions, whether to engage in or continue discussions or negotiations with any of the parties which have submitted proposed definitive agreements.

o If the Company determines to engage in or continue discussions or negotiations with one or more of such parties, it will establish a time frame and process for doing so and may, in its sole discretion, require such parties to pay to the Company, in advance, an amount intended to approximate the Company's estimated costs and expenses in pursuing and attempting to complete the proposed transaction.

The Company stated that these procedures are consistent with its previously stated intention to continue discussions with potential acquirers who were willing to promptly and diligently pursue, in a manner consistent with the Company's objective of minimizing cash expenses, a definitive agreement to acquire the Company on terms which would provide substantial transaction certainty and higher realizable value to stockholders than implementing the plan of liquidation.

The Company reserves the right to alter or rescind these procedures, as to any or all potential acquirors, if it determines that this is in the best interests of the Company's stockholders.

The Company also emphasized that it was unable to predict and could give no assurance as to whether any proposed acquisition agreements would be submitted in accordance with these procedures, or, if submitted, whether they would lead to a definitive agreement or a completed transaction. In this connection, the Company reiterated the previously disclosed determination of its board of directors that, in the absence of a definitive agreement to acquire the Company on terms which would provide substantial transaction certainty and higher realizable value to stockholders than liquidation in accordance with the plan of complete liquidation and dissolution previously adopted and reaffirmed by the board, the Company should proceed with the plan of liquidation. Accordingly, on Tuesday, January 6, 2004, the Company filed with the Securities and Exchange Commission (SEC) revised preliminary proxy materials relating to a special meeting of stockholders to vote on the proposed plan of liquidation. A date for the special meeting has not yet been fixed.

Additional Information About the Plan of Liquidation and Where to Find It
-------------------------------------------------------------------------

In connection with the proposed plan of complete liquidation and dissolution, on January 6, 2004, the Company filed with the SEC revised preliminary forms of, and expects to file with the SEC definitive forms of, a proxy statement and other relevant materials. SECURITY HOLDERS OF THE COMPANY SHOULD READ THE APPLICABLE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PLAN OF LIQUIDATION. Investors and security holders may obtain a copy of the applicable proxy statement and such other relevant materials (when and if they become available), and any other documents filed by the Company with the SEC, for free at the SEC's web site at www.sec.gov, or at no charge from the Company by directing a request to: Net Perceptions, Inc., 7700 France Avenue South, Edina, Minnesota 55435, Attention: President.

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the proposed plan of complete liquidation and dissolution. Information regarding the direct and indirect interests of the Company's executive officers and directors in the proposed plan of complete liquidation and dissolution is included in the revised preliminary form of, and will be included in any definitive form of, the proxy statement filed with the SEC in connection with such proposed plan.